Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

2 November 2006

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

Michael Scott
Manager Secretariat and Shareholder Relations

Enc.

* * * * * * *

2 November 2006

Landmark agreement takes Australian racing to UK and Ireland

Two Australian thoroughbred race meetings, commencing with this Saturday's AAMI Victoria Derby Day meeting from Flemington, will be beamed into and wagered on in the United Kingdom and Ireland every day following a major deal secured by Sky Channel.

The global expansion of Australian throughbred racing to a new audience will result in Australian racing being broadcast in up to 12 million homes across the UK and Ireland.

The service will be broadcast by Attheraces on both satellite and cable television in the UK and Ireland.

This Saturday's WSFM Raceday meeting from Rosehill will also be broadcast in addition to the AAMI Victoria Derby meeting from Flemington.

The pictures shown in homes in the UK and Ireland will be the same Sky Channel service that is currently being beamed into North America.

Underpinning the deal is the co-mingling of bets of approximately 80 per cent of UK and Irish operators into the existing North American pool on Australian racing, located at the Australian Racing Hub in Woodbine, Canada.

Most of the major UK wagering organisations such as Ladbrokes, William Hill, UK Tote and Coral Eurobet are expected to participate.

"It is anticipated that this deal will generate extra funding for the Australian racing industry," said Tabcorp's Managing Director of Racing and Media, Robert Nason.

"The Australian Racing Industry is recognised globally for its excellence in racing and the integrity of our product. We are delighted to be showcasing the best of our racing to a new audience in the UK and Ireland."

Victoria Racing Club Chief Executive Dale Monteith said: "AAMI Victoria Derby Day is Australia's premier race day and our Club is delighted that it will be showcased to a new audience in the UK and Ireland."

Tabcorp's initiative in bringing in UK racing on Sky Channel every Saturday night has assisted in paving the way for the reciprocating of rights.

For more information contact:
Nicholas Tzaferis
Media Relations Manager, Tabcorp
Tel: (03) 9868 2529
Email: tzaferisn@tabcorp.com.au